JENNIFER DURHAM KING 312-609-7835 jking@vedderprice.com
December 8, 2008

VIA E-MAIL, EDGAR AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:      Mr. William C. Friar
Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Dear Mr. Friar:

On behalf of Northern States Financial Corporation (the “Company”), we are submitting the following responses to the comments in the letter from William C. Friar of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 2, 2008 (the “Comment Letter”) with respect to the above-referenced filing.  For your convenience, enclosed is a copy of the Company’s revised preliminary proxy statement that is being submitted to the Commission today, which has been marked to show changes against the related disclosures contained in the revised preliminary proxy statement submitted under our November 21, 2008 transmittal letter.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.  Unless otherwise indicated our responses correspond to the revised preliminary proxy statement accompanying this letter.

Pro Forma Impact of the Capital Purchase Program, page 8

1.  As we requested in our comment letter to you dated November 18, 2008, you should consider only those plans for the proceeds that meet the factually supportable criteria.  Accordingly, please revise your pro forma effects on the income statements without the

United States Securities and Exchange Commission
December 8, 2008

assumption that you will deploy half the capital into loan demand.  Similarly delete or revise your claim, on page 8, that you expect income available to stockholders to increase.

Please see the revised disclosure on page 8 and the revised financial statements beginning on page 9 in response to the Staff’s comment.  The pro forma effect on the Company’s income statements no longer includes the assumption that half the capital that may be received by the Company will be deployed for loan demand.

2.   Please revise your pro forma financial information to present the estimated costs relating to the issuance of warrants as a separate line item between Net Income and Net Income available to common shareholders.  Because this relates to the amortization of the discount on the preferred shares, these amounts should be accounted for in a similar manner to the dividends paid on the preferred stock.

Please see the revised statements of operations on page 9 in response to the Staff’s comment.

3.   Please revise to disclose the following information:

●	disclose the methodologies and assumptions used to determine the relative fair values of both the preferred shares and the common stock warrants;

Please see footnote 4 to the statements of operations on page 9 and footnote 3 to the revised balance sheets on page 11 in response to the Staff’s comment.

●	disclose the accretion period of the preferred share discount, and how you determined the amount of the adjustment related to this accretion;

Please see footnote 4 to the revised statements of operations on page 9 and footnote 3 to the revised balance sheets on page 11 in response to the Staff’s comment.

●	disclose the effective yield of the preferred shares as a result of the accretion of the discount;

Please see footnote 6 to the revised statements of operations on page 9 in response to the Staff’s comment.

●	revise the income statement information to separately present the dividends on the preferred stock and the accretion of the discount; and,

United States Securities and Exchange Commission
December 8, 2008

Please see the revised statements of operations on page 9 in response to the Staff’s comment.  The pro forma statements of operations now include a separate line item “Accretion of discount on preferred stock.”

●	revise the Stockholder’s Equity section of the balance sheet to separately present amounts related to the preferred stock and the common stock warrants.

Please see the revised balance sheets on page 11 in response to the Staff’s comment.

Incorporation of Financial Information, page 13

4.   We note that you are not eligible to incorporate by reference under Item 13(b)(1).  If you intend to incorporate by reference pursuant to Item 13(b)(2), provide the disclosure required by Item 13(c)(2), including a statement that the information incorporated by reference is being delivered to security holders with the proxy statement.

Please refer to the existing disclosure on pages 13 and 14 – “Incorporation of Financial Information,” in which the Company notes that the financial information listed in that section “is incorporated by reference in, and is being delivered to you with, this proxy statement” (emphasis added).  In addition, immediately following the list of financial information incorporated by reference, the Company notes that along with the proxy statement, it is including the Company’s Form 10-K, as filed with the SEC on March 14, 2008, and its third quarter Form 10-Q, as filed with the SEC on November 5, 2008.  As such, the Company believes that current disclosure adequately informs stockholders of the financial and other information being incorporated by reference and that such information, as contained in the Company’s Form 10-K and Form 10-Q, is being delivered to stockholders with the proxy statement.

United States Securities and Exchange Commission
December 8, 2008

We appreciate your prompt review of and assistance with this response.  Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours, /s/Jennifer Durham King Jennifer Durham King

JDK/bjp

cc:           Mr. Fred Abdula

December 8, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:      Mr. William C. Friar
Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Ladies and Gentlemen:

With respect to the response to the comment letter, dated December 2, 2008, of the staff of the Securities and Exchange Commission (the “Commission”) received in regards to the above-referenced filing, Northern States Financial Corporation (the “Company”) acknowledges that:

(1)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

(2)           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NORTHERN STATES FINANCIAL CORPORATION

By:	/s/Fred Abdula
Name: Fred Abdula
Title: Chairman of the Board and President